                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)*


                                 iBasis, Inc.
                                 ------------
                               (Name of Issuer)


                        Common Stock, $0.001 Par Value
                        ------------------------------
                        (Title of Class of Securities)


                                   450732102
                         -----------------------------
                                (CUSIP Number)

                               James J. Maiwurm
                       Squire, Sanders & Dempsey L.L.P.
                          8000 Towers Crescent Drive
                         Tysons Corner, VA 22182-2700
                                (703) 720-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 May 17, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)(S) 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 450732102


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON(S): Daniel J. Price
 1    I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (entities only).


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4           00
      ----------------------------------
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
              United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           1,708,873
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,708,873
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
             1,708,873
-------------------------------------------------
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    3.8%
      --------------------------------------
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

CUSIP No. 450732102


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON(S): Timothy M. Price
 1    I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (entities only).


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4           00
      ----------------------------------
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
              United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           1,708,873
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,708,873
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
             1,708,873
-------------------------------------------------
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    3.8%
      --------------------------------------
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

ITEM 1.   Security and Issuer
          -------------------

          This statement on Schedule 13D ("Statement") relates to the common stock, $0.001 par value ("Issuer Common Stock"), of iBasis, Inc. (the "Issuer"), a Delaware corporation. The principal executive offices of the Issuer are located at 20 Second Avenue, Burlington, MA 01803.

ITEM 2.   Identity and Background
          -----------------------

          (a) This Statement is being filed by Daniel J. Price and Timothy M. Price, individuals, hereafter referred to as the "Reporting Persons." The Reporting Persons are brothers and are joining in this filing in the event they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The Reporting Persons disclaim (1) that they constitute a "group" and
(2) beneficial ownership of each other's Issuer Common Stock.

          (b) The Reporting Persons' addresses are set forth in Item 2(c).

          (c) Daniel J. Price is the former Senior Vice President, Speech Solutions, and presently a Director, of the Issuer. Daniel J. Price's residence address is 12160 Abington Hall Place, #302, Reston, VA 20191. Timothy M. Price is a Vice President of the Issuer's Speech Solutions business unit, and his business address is 11800 Sunrise Valley Drive, Suite 800, Reston, VA 20191.

          (d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Reporting Persons are citizens of the United States.

          The filing of this Schedule 13D is not an admission that either Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, or for any other purpose, the beneficial owner of any Issuer Common Stock other than the Issuer Common Stock over which each Reporting Person has voting and dispositive power as reported herein. The filing of this Schedule 13D is not an admission or indication that either Reporting Person has any interest in any securities held by any other person or persons other than securities held for his own account. The filing of this Schedule 13D is not an admission or indication of the existence of a "group" between the Reporting Person or among either Reporting Person and any or all of the other persons named as an officer, director, partner or other affiliate of any filing party, in each case within the meaning of Section 13(d)(3) of the Act. Finally, each Reporting Person expressly disclaims responsibility to update this Schedule 13D on behalf of any other Reporting Person. Each Reporting Person makes the statements contained herein only as to itself and has no responsibility for the accuracy or completeness of any statement made by any other filing parties.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          On February 27, 2001, the Issuer completed the acquisition of all of the outstanding capital stock of PriceInteractive, Inc. pursuant to an Agreement and Plan of Merger and Reorganization dated December 12, 2000. Under the terms of the merger agreement, approved by the Issuer's shareholders at a special meeting on February 27, 2001, PriceInteractive shareholders and option holders received a combination of approximately 10.23 million shares of Issuer Common Stock and approximately $46.0 million in cash in exchange for all outstanding common and preferred shares of PriceInteractive and "vested" options to acquire PriceInteractive common stock.

          As a result of this transaction, each of the Reporting Persons received 1,708,873 shares of Issuer Common Stock, as well as cash, in consideration of his PriceInteractive common stock.

ITEM 4.   Purpose of Transaction
          ----------------------

          As noted above in Item 3, on February 27, 2001 the Issuer completed the acquisition of all of the outstanding capital stock of PriceInteractive, Inc., of which the Reporting Persons were significant shareholders. Daniel J. Price served as President and Chief Executive Officer of PriceInteractive, as well as a member of its Board of Directors. Timothy M. Price served as the Executive Vice President, Chief Architect and Secretary of PriceInteractive, and was also a member of its Board of Directors.

          As a result of the acquisition, the former PriceInteractive operations began to be operated as the Speech Solutions business unit of the Issuer.
Daniel J. Price was named Senior Vice President, Speech Solutions of Issuer, and Timothy M. Price was named Vice President, Speech Solutions, of the Issuer.

          During the period between February 27, 2001 and May 1, 2001, disagreements developed between the senior management of the Issuer and Daniel
J. Price.  During a meeting between Daniel J. Price and Ofer Gneezy,
President and Chief Executive Officer of the Issuer, held on the evening of May 1, 2001, Mr. Gneezy told Mr. Price that his employment by the Issuer would be terminated. A regularly scheduled meeting of the Issuer's Board of Directors was held on May 3, 2001. On that date Mr. Price was informed that the Board of Directors had decided to proceed with termination of his employment.

          Notwithstanding the termination of his employment, Daniel J. Price presently continues to believe in the quality of the Issuer's Speech Solutions business unit's employees and services. Accordingly, he has supported the management of the Speech Solutions business unit in, among other things, efforts to retain employees and customers, and he presently plans to continue to do so. Timothy M. Price has continued, and presently intends to continue, as an employee of the Issuer's Speech Solutions business unit.

          The Issuer's annual meeting of shareholders is scheduled to be held on May 31, 2001. As explained in the Issuer's definitive proxy statement relating to its annual meeting, the Board of Directors of the Issuers is divided into three (3) classes. Director Charles M. Skibo has been nominated for re-election, but director John Jarve did not seek re-election. As a result, following the annual meeting, there will be a vacancy among the "Class 2" directors whose terms will expire at the Issuer's annual meeting in 2004. The Issuer's proxy statement with respect to its annual meeting states that "The Board of Directors, after suitable search, intends to fill the Class 2 Director vacancy left by Mr. Jarve's resignation with a qualified candidate that shall hold office until 2004."

          On May 17, 2001, Daniel J. Price communicated with other members of the Issuer's Board of Directors and proposed that A. Joe Mitchell, Jr., founder, Chairman and Chief Executive Officer of VarTec Telecom, Inc. be added to the Issuer's Board of Directors. VarTec Telecom, a profitable, private company based in Dallas Texas, generates in excess of $1 billion in annual revenues by providing long distance services as well as bundled long distance, local, private line and data services. Mr. Mitchell has been recognized as an influential trendsetter in the telecommunications industry, and was named Ernst and Young's national 1998 Entrepreneur of the Year in the category of Technology/Communications.

          Daniel J. Price presently intends to remain as a member of the Issuer's Board of Directors and to continue to urge actions that he believes will preserve the Issuer's Speech Solutions business unit and enhance the value of the Issuer for the benefit of all shareholders.

          The Reporting Persons reserve the right, at any time and without notice to the Issuer, to (1) resign, in the case of Daniel J. Price, as a director of Issuer, and, in the case of Timothy M. Price, as a employee of the Issuer's Speech Solutions business unit, (2) take other actions designed to preserve the value of Issuer and its Speech Solutions business unit, (3) dispose of some or all of their shares of Issuer Common Stock, and (4) acquire additional shares of Issuer Common Stock.

          Except as set forth above, as of the date of this Statement, neither of the Reporting Persons has any plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer:

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) Any action similar to any of those enumerated above.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) Each of the Reporting Persons owns 1,708,873 shares, or an aggregate of 3,417,746 shares, of Issuer Common Stock. Based on the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2001, the Issuer has outstanding 44,944,206 shares of Issuer Common Stock. Accordingly, each of the Reporting Persons own approximately 3.80%, or an aggregate of 7.6%, of the outstanding Issuer Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the Common Stock owned by the other Reporting Person.

          (b) Each of the Reporting Persons has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of his shares of Issuer Common Stock.

          (c) None. See Item 3 above.

          (d) Not Applicable

          (e) Not Applicable

ITEM 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

          None other than agreements arising out of the transaction referred to in Item 3. See Exhibit 99.1.

ITEM 7.   Material to Be Filed as Exhibits
          --------------------------------

          99.1 Joint Filing Agreement and Power of Attorney dated as of May 29, 2001 between the Reporting Persons.


                                   Signature
                                   ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2001

                                               /s/ Daniel J. Price
                                               ---------------------------------
                                               Daniel J. Price



                                               /s/ Timothy M. Price
                                               ---------------------------------
                                               Timothy M. Price